26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com April 26, 2024

Mr. Patrick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Ms. Lilyanna Peyser
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306) Registration Statement on Form F-1

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Ms. Peyser:

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”), the Company is, concurrently with the filing of the Registration Statement, also filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff (the “Staff”) of the Commission.

The Company plans to commence the road show no earlier than 15 days after the date hereof pursuant to the JOBS Act. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

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U.S. Securities and Exchange Commission

April 26, 2024

If you have any questions regarding the Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:           Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.

Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.

Ming Kong, Esq., Partner, Kirkland & Ellis International LLP

Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP

Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP

Kong Lai San, Partner, Deloitte & Touche LLP

Raymond Li, Esq., Partner, Paul Hastings, LLP

Chris DeCresce, Esq., Partner, Paul Hastings, LLP